Exhibit 99.1

Westport to Expand Ford Super Duty Product Line

~ Natural Gas Powered Ford F-450 and F-550 Available in 2013 ~

VANCOUVER, Dec. 3, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT) (NASDAQ:WPRT), the global leader in natural gas engines, today announced that it will expand its product offerings with the introduction of natural gas powered versions of the Ford F-450 and F-550 Super Duty trucks in mid-2013. The new product additions will complement the already proven Westport WiNG™ System powered Ford F-250 and F-350 trucks.

"The timing is right. Our CNG bifuel systems for Ford F-250 and F-350 trucks have been very well received and as a result, our customers are making increasing requests for customized options and natural gas trucks with higher gross weights," said John Lapetz, Vice President, North America Vehicle Programs, Westport LD.

A leader in responding to market and customer demands, Westport is expanding its product line to further serve delivery and utility companies, energy-industry fleets and government. The new 2013 F-450 and F-550 trucks will be built at the Westport Kentucky Integration Center (WKIC), an exclusive Ford Qualified Vehicle Modifier (QVM) audited facility, located adjacent to Ford Motor Company's Kentucky Truck Plant. Consistent with the WiNG System powered F-250s and F-350s that are currently built at WKIC, the new models will be assembled using a fully integrated system and will undergo the same rigorous validation for safety and durability used by Ford. Trucks will be delivered using the Ford transportation system providing cost efficiencies in delivery to the end customer.

Westport is also currently developing relationships with service body companies to offer installation of second unit bodies on its F-250 and F-350 pickup trucks. In addition to the installation of the Westport WiNG™ System, customers may now choose the option to install second unit bodies with a single ship through, saving significant time and delivery costs. These service body options will also be available on the new F-450 and F-550 models.

Westport continues to be the market leader in helping to drive down the cost of natural gas vehicles. The Westport WiNG™ System is already priced at an industry-leading $9,500, making natural gas vehicles (NGVs) more affordable and accessible for U.S. truck fleets. The new natural gas powered Ford F-450 and F-550 Super Duty truck models will be offered at an equally competitive price, saving fleets between 25 and 40 percent in fuel costs with positive payback demonstrated in two years. The new models will be available exclusively through Westport's authorized Ford dealerships giving customers the fully integrated OEM ownership experience they have come to expect with Westport.

About Westport Innovations Inc.

Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing for introduction of the natural gas versions of the Ford F-450 and F-550 trucks,  the price of natural gas and savings and payback period based on a conversion to natural gas as a transportation fuel.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing for certifications, timing of execution of agreements with distributors, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 03-DEC-12